Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 8 2007
WASH. D.C.
203

07021667

27 February 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PROCESSED
MAR 1 3 2007
THOMSON
FINANCIAL

Andrew M Knox
Public Officer

Enc.

Dlw 3/12

Half Year Report of Cue Energy Resources Limited
for the Financial Period Ended 31 December 2006

(ABN 45 066 383 971)

This Half Year Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A

Current Reporting Period:	Financial Period ending 31 December 2006 (6 months)
Previous Corresponding Period:	Financial Period ending 31 December 2005 (6 months)

Results for Announcement to the Market for the Financial Period Ended 31 December 2006 (Six Months)

Revenue and Net Profit/(Loss)

	Percentage Change Over Dec '05 (6 months)	Amount (6 months) $'000
Revenue	Up 13%	5,785
(Loss) after tax attributable to members	Down 2077%	(27,437)
Net (loss) attributable to members	Down 2077%	(27,437)

Dividends

It is not proposed to pay dividends.

Brief Explanation of Revenue, Net Profit/(Loss) and Dividends Distributions (if any)

(i) Revenue from Ordinary Activities

Increased revenues can be attributed to revenue from sale of equity investments and increased interest received on funds held.

(ii) Net Loss

The net loss was primarily as a result of a write down on expenditure in the Sampang PSC, Indonesia.

	31/12/2006	31/12/2005
Net Tangible Assets Per Security	3 cents	2.5 cents

CUE ENERGY RESOURCES LIMITED
ABN: 45 066 383 971

HALF-YEAR FINANCIAL REPORT
AND DIRECTORS' REPORT

31 December 2006

CORPORATE DIRECTORY

DIRECTORS:

RG Tweedie
L Musca
EG Albers
K Hoolihan

ADMINISTRATION OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

Phone: (03) 9670 8668
Fax: (03) 9670 8661
Email: mail@cuenrg.com.au

REGISTERED OFFICE:

Level 21
114 William Street
MELBOURNE VIC 3000

SHARE REGISTER:

Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Vic 3067
Australia

GPO Box 2975
Melbourne Vic 3001
Australia

Tel: 1300 850 505 (within Australia)
or 61 3 9415 4000 (outside Australia)
Fax: 61 3 9473 2500
Email: web.queries@computershare.com.au
Website: www.computershare.com

AUDITORS:

PKF
Level 11, 485 Latrobe Street
MELBOURNE VIC 3000

SOLICITORS:

Allens Arthur Robinson
530 Collins Street
MELBOURNE VIC 3000

CONTENTS:

STOCK EXCHANGE LISTINGS

Australian Stock Exchange Ltd
Level 3, 530 Collins Street
MELBOURNE VIC 300

Port Moresby Stock Exchange
Cnr of Champion Parade & Hunter Street
PORT MORESBY, PAPUA NEW GUINEA

DIRECTORS' REPORT

The directors present their report together with the consolidated Financial Report of the economic entity for the half-year ended 31 December 2006.

DIRECTORS

The directors of the Company in office during and since the half-year are as follows:

RG Tweedie
L Musca
EG Albers
K Hoolihan

LOSS

The consolidated loss after tax of the economic entity for the half-year amounted to $27.44 million.

The consolidated loss was driven by a write down associated with Cue's interest in the Sampang PSC, Indonesia following reduction in the expected recoverable oil volumes associated with the Jeruk field and the consequent reduction in ability to recover capital previously expended on certain other unsuccessful exploration wells drilled in the same block.

REVIEW OF OPERATIONS

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646 % interest)
Operator: Oil Search

At the end of the half year, the SE Gobe oil field was producing at an average rate of approximately 7100 barrels of oil per day (Cue share approximately 233 barrels of oil per day). Cue's oil production revenue received during the half year from the SE Gobe oil field was A$3.9 million and equated to 43,603 barrels. Cue did not have any hedging arrangements in place during the period.

During the half year, a small oil spill at the Kumul oil export terminal required reduction in South East Gobe oil production for several days until Government clearance to resume oil exports was obtained.

During the half year, the SE Gobe 14 deviated development well encountered water in the Iagifu reservoir and is expected to be completed as a water injection well to provide pressure support to the SEG 11 oil producing well.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC - Madura Strait, East Java, Indonesia (13.5% Interest)
Operator: Santos
Oyong Backgound

The Oyong field was discovered in mid 2001.

The oil and gas discovery is in 45 metres of water approximately 8 kilometres south of Madura Island.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field.

The sale is denominated in US dollars.

Oyong is being developed in two phases, an oil phase followed by a gas development phase.

Development Progress

A well head platform has been installed on the field and development drilling has been completed. A floating oil storage vessel has been installed in the field.

Because of delays and rising costs associated with the floating production vessel a re tender of the contract for the vessel has been required by the Indonesian authorities.

The successful tenderer was PT Pulau Kencana Raya (PKR) and a contract was awarded in January 2007 for the PKR production barge Seagood 101. The Seagood 101 barge is being modified for Oyong service in a Batam Island, Indonesia shipyard.

Modifications are underway and the vessel is expected to be on location in the second quarter 2007, with first oil production expected in June 2007, at an estimated initial rate of approximately 10,000 barrels of oil per day.

First gas production is expected in 2008.

An interim analysis by Santos, the operator for the Oyong field, suggests that recoverable oil volumes for the field are now likely to be in the range 3-6-10 million barrels in low, mid and highside cases and that recoverable gas volumes are likely to be in the range 80-97-103 billion cubic feet in low, mid and highside cases.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
Taranaki Basin - New Zealand (5% interest)
Operator: OMV New Zealand
Maari Oil Field

Development Progress

Substantial progress has been achieved on the Maari field development.

Construction continues on the well head platform at the Kencana, Malaysia fabrication yard. The "Andaman Sea" tanker has arrived at the Jurong shipyard in Singapore and FPSO conversion work has begun. Fabrication of the mooring turret, process modules and vessels, continues in Batam, Indonesia.

The well head platform is expected to be installed in late 2007 ahead of first oil production in 2008.

Cue's share of the field development cost is expected to be approximately US$23 million including contingency allowance.

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

Gas Commercialisation

While the PNG to Queensland gas pipeline has been put on hold, a number of other gas commercialization options are being actively pursued by Oil Search, Exxon Mobil and Inter Oil.

These options range from liquefied natural gas (LNG) exports, to petro chemicals and fertilizer production.

These initiatives lead Cue to believe that its significant volume of potentially recoverable gas already discovered in PNG is moving closer to commecialization.

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the half year.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Oil Search

Due to delays in receiving required government approvals and rig availability, the Murray Deep sub thrust prospect is now expected to be drilled in second half of 2007.

PRL -8 - Papuan Basin, PNG (10.72% Interest)
Operator: Oil Search

No exploration activity took place during the half year.

PRL -8 contains the Kimu gas field. Oil Search estimates that Kimu contains approximately 900 billion cubic feet of recoverable gas that contains no sulphur or carbon dioxide. Cue's net share is approximately 100 billion cubic feet of recoverable gas.

PRL -9 - Papuan Basin, PNG (14.894% Interest)
Operator: Santos

During the half year, the Greater Barikewa Field Survey was undertaken over the Barikewa gas field.

The survey consists of seven geological traverses totalling 40Km. The geological information obtained from the survey is designed to provide a better structural picture of the field and hence a narrower range of potential recoverable gas volumes.

Barikewa has been assessed, in the past, to have the potential to contain around 800 billion cubic feet of recoverable gas, with Cue's share being approximately 120 billion cubic feet in a most likely case.

Barikewa is located immediately adjacent to the likely route of the proposed gas development pipeline.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest), (Jeruk interest 8.181818%)
Operator: Santos

Jeruk -3

On 14 July 2006, Santos reported with respect to Jeruk -3 that:

> "Interpretation of pressure data obtained to date infers an oil water contact at approximately 4760m TVDss. The height of the known hydrocarbon column in the Jeruk structure is now considered to be approximately 145m compared to the originally interpreted 379m. This has reduced the most likely contingent resource to less than the 170 mmbbl estimate previously provided to the market in January 2005. This is a complex reservoir and further appraisal will be required to determine whether a common oil water contact exists across the structure".

A subsequent test of the bottom hole section of the well from 4789 - 4897 TVDSS, flowed formation water at a rate of up to 6700 barrels per day through a 28/64 inch choke and confirmed the previously interpreted oil water contact at approximately 4760 metres TVDSS. The well was suspended as a potential future oil producer.

The results from Jeruk -3 were then integrated with well and seismic data for the field to assist in determining the most likely resource range and future appraisal plan.

On 24 November 2006, Santos reported that:

> "This analysis is now largely complete and whilst there are substantial remaining reservoir uncertainties, the upside recoverable oil resource for Jeruk is most likely to be less than 50 million barrels.
>
> Opportunities to commercialise Jeruk are being pursued, however, plans for additional appraisal drilling have been placed on hold pending the review of development scenarios and the resolution of commercial and technical issues which may potentially impact the viability of any development."

Medco Agreement

In early 2006, Cue entered into an agreement with Medco Strait Services Pte Ltd whereby in return for payment of past Jeruk costs and a waiver of 90.9% of the sole risk in kind premium by Medco, Cue assigned a 6.181818% beneficial interest in Jeruk to Medco.

Wortel -1

Wortel 1 which is located approximately 7 km west of the Oyong oil and gas field, began drilling on 15 August 2006. The well encountered a 141 metre gross gas column over the interval 1,242 - 1,383 metres TVDKB in the same Mundu formation limestone which is the productive reservoir in Oyong. A gas water contact is present at 1,383 TVDSS. The reservoir quality is good with approximately a 95% net to gross ratio.

The well reached a total depth of 1,464 metres TVDKB and was flowed tested over the interval 1,340 - 1,365 metres TVDKB.

The test flowed at a rate of 18.5 million cubic feet per day through a 56/64 inch choke with a flowing pressure of 1,071 psi, with condensate content of 4 to 5 barrels per million cubic feet. The gas has no carbon dioxide or hydrogen sulphide.

Wortel -2

The Wortel -2 well, which is located 1 km east-south east of Wortel -1, began drilling on 26 September 2006. The well was plugged and abandoned at a total depth of 1421 metres after failing to encounter significant hydrocarbons or reservoir.

It is expected that a Wortel -3 well will be drilled in mid 2007, immediately to the east of Wortel -1, to establish the full potential of the Wortel accumulation.

The close proximity of Wortel to Oyong allows the possibility of developing Wortel gas through Oyong facilities.

Indonesian Participation

Under the terms of the Sampang PSC (and other Indonesian PSC's), BPMIGAS, has the right by itself, or its nominee to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is the nominee of BPMIGAS and could acquire the interest. As a result, Cue's participating interest in the PSC could then reduce to 13.5% and in Jeruk to 7.36%. Cue could be reimbursed past costs of approximately A$6.6 million upon completion of the proposed transaction.

We are awaiting completion by Petrogas.

- **NEW ZEALAND**

PEP 38413 – Taranaki Basin, New Zealand (5% interest)
Operator: OMV New Zealand Limited

Permit PEP 38413 which contains the Manaia oil discovery was extended by 5 years to 1st January 2011. Appraisal drilling on Manaia is planned during the Maari development drilling programme.

- **AUSTRALIA**

AC/RL-7 – Timor Sea (20% interest)
Operator: Coogee Resources

During the half year, the Northern Territory Department of Primary Industry, Fisheries and Mines awarded a 5 year Retention Lease over the Cash-Maple Field in AC/P20. The Retention
Lease, designated AC/RL7, covers 5 graticular blocks; the remainder of AC/P20 will be surrendered.

The field contains proven gas at Jurassic and Triassic Levels. The Jurassic reservoir is assessed to contain between 0.7 and 3.1 trillion cubic feet of recoverable gas depending on trap fill. Associated condensate yields are estimated at between 11.9 and 54.7MMstb. The Triassic reservoir contains up to 56BCF of recoverable gas and 9.5MMstb condensate.

The Retention Lease has been granted in consideration of a work programme which will include investigating the market opportunity presented by gas to methanol conversion and a feasibility / front end engineering design (FEED) study to evaluate the commercialisation of the field.

Carnarvon Basin
EP 363 Carnarvon Basin - Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the half year.

WA-359-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-359-P permit lies to the west of the Mutineer and Exeter oilfields.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

WA-360-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-360-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

WA-361-P Carnarvon Basin - Western Australia (50% interest)
Operator: Cue Energy Resources

The WA-361-P permit is adjacent to the giant Rankin gas fields and on trend with the Pluto and Wheatstone gas discoveries.

Interpretation of the existing seismic data has been completed and regional time and depth maps have been constructed and integrated with well information. Prospect mapping is almost complete and prospect packages are being prepared. A scoping economic study for potential hydrocarbon accumulations in the various permits has also been completed.

WA-389-P Carnarvon Basin - Western Australia (100% interest)
Operator: Cue Energy Resources Ltd

Re-evaluation of existing technical data has been started and will be ongoing in 2007.

Bass Basin
T37/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T37/P permit is immediately adjacent to the Yolla gas condensate field which has recently begun production. Yolla also contains oil.

Interpretation of the existing seismic data is largely completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and are currently being analysed.

DIRECTORS' REPORT (continued)

T38/P Bass Basin - Tasmania (50% interest)
Operator: Cue Energy Resources

The T38/P permit is immediately south of the Yolla gas condensate field which has recently begun production. Yolla also contains oil. The permit contains the Pelican gas condensate discovery.

Interpretation of the existing seismic data is largely completed and both time and depth maps have been constructed and integrated with existing well information. Prospect and leads have been identified and are currently being analysed.

AUDITOR INDEPENDENCE DECLARATION

A copy of the auditor independence declaration is set out on page 8.

Signed in accordance with a resolution of Directors.

RG Tweedie
Director

Dated at Melbourne this 27th day of February 2007

PKF

Chartered Accountants
& Business Advisers

26 February 2007

Board of Directors
Cue Energy Resources Limited
Level 21
114 William Street
MELBOURNE VIC 3000

Dear Directors

INDEPENDENCE DECLARATION

As lead engagement partner for the review of Cue Energy Resources Limited for the period ended 31 December 2006, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

PKF

PKF
Chartered Accountants

M L Port
Partner

CONSOLIDATED CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 December 2006

	Note	31/12/2006 $'000	31/12/2005 $'000
Revenue	2	5,785	5,134
Expenses	3	(32,287)	(2,635)
(Loss)/Profit before income tax expense		(26,502)	2,499
Income tax expense	4	(935)	(1,111)
(Loss)/Profit after income tax expense		**(27,437)**	**1,388**
Basic earnings (loss) per share (cents per share)		(4.37)	0.27
Diluted earnings (loss) per share (cents per share)		(4.37)	0.27

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED CONDENSED BALANCE SHEET
AS AT 31 December 2006

	Note	31/12/2006 $'000	30/06/2006 $'000
CURRENT ASSETS			
Cash and cash equivalents		15,174	29,903
Trade and other receivables		1,357	1,069
TOTAL CURRENT ASSETS		16,531	30,972
NON-CURRENT ASSETS			
Property, plant & equipment		87	84
Other financial assets		252	582
Exploration and evaluation expenditure		55,935	75,398
Production properties		4,563	4,626
TOTAL NON-CURRENT ASSETS		60,837	80,690
TOTAL ASSETS		77,368	111,662
CURRENT LIABILITIES			
Trade and other payables		1,079	7,203
Tax liabilities		835	1,295
Employee provisions		117	220
		2,031	8,718
NON-CURRENT LIABILITIES			
Employee provisions		133	-
Deferred tax liabilities		185	172
TOTAL NON-CURRENT LIABILITIES		318	172
TOTAL LIABILITIES		2,349	8,890
NET ASSETS		75,019	102,772
EQUITY			
Issued capital	5	141,477	141,477
Reserves		57	373
Accumulated losses		(66,515)	(39,078)
TOTAL EQUITY		75,019	102,772

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 December 2006

	31/12/2006 $'000	31/12/2005 $'000
TOTAL EQUITY AT THE BEGINNING OF THE HALF YEAR	102,772	78,530
(Loss)/Profit for the half year	(27,437)	1,388
Total recognised income and expense for the period	**(27,437)**	**1,388**
Attributable to:		
Members of the parent	(27,437)	1,388
(Decrease)/Increase in:		
Asset Revaluation Reserve from:		
- increase in market value of available-for-sale investments	-	95
- realised gain on available-for-sale investments	(316)	-
Total changes in equity other than those resulting from transactions with equity holders as equity holders	**(27,753)**	**1,483**
TOTAL EQUITY AT THE END OF THE HALF-YEAR	**75,019**	**80,013**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

CONSOLIDATED CONDENSED CASH FLOW STATEMENT FOR THE HALF-YEAR ENDED 31 December 2006

	31/12/2006 $'000	31/12/2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from production	3,893	3,788
Interest received	530	437
Payments to suppliers and employees	(1,814)	(2,330)
Income taxes paid	(1,430)	(539)
Net cash provided by operating activities	1,179	1,356
CASH FLOWS FROM INVESTING ACTIVITIES		
Exploration and evaluation	(14,970)	(17,395)
Production properties	(922)	-
Proceeds from sale of equity investments	771	-
Purchase of fixed assets	(20)	(26)
Net cash (used in) investing activities	(15,141)	(17,421)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net cash provided by financing activities	-	-
Net increase (decrease) in cash assets	(13,962)	(16,065)
Cash and cash equivalents at the beginning of the half-year	29,903	25,036
Exchange rate adjustments	(767)	470
Cash and cash equivalents at the end of the half-year	15,174	9,441

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

NOTE 1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Preparation of Half-Year Financial Report

The financial statements are a general purpose interim financial report which has been drawn up in accordance with Accounting Standard AASB 134 Interim Financial Reporting, Australian Accounting Interpretations adopted by Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

International Financial Reporting Standards ("IFRS") form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ("AIFRS"). The interim financial report of the Company also complies with IFRS and interpretations adopted by the International Accounting Standards Board.

This half-year financial report does not include all the notes of the type usually included in an annual financial report.

The interim financial report is to be read in conjunction with the most recent annual financial report. The same accounting policies have been followed as those applied in the financial report for the year ended 30 June 2006. This report must also be read in conjunction with any public announcements made by the Company during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

(b) Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements combines the financial statements of Cue Energy Resources Limited (parent entity) and all of its subsidiaries, and include the results of associates using the equity method (where material).

Subsidiaries are entities that are controlled, either directly or indirectly by the parent. Associates are entities in which the parent, either directly or indirectly has a significant but not controlling interest.

All transactions between subsidiaries or between the parent and subsidiaries are eliminated on consolidation.

The results of subsidiaries or associates acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

	31/12/2006 $'000	31/12/2005 $'000
NOTE 2 REVENUE		
Operating Activities		
Production Sales	4,478	4,698
Non-Operating Activities		
Interest	548	436
Profit on Sale of Investments	759	-
Total revenues	5,785	5,134

NOTE 3 EXPENSES

Operating Expenses		
Net Foreign Exchange Loss/(Gain)	767	(467)
Depreciation	18	6
Employee Expenses	541	488
Production Costs	786	1,045
Administration Expenses	246	402
Amortisation Production Properties	808	941
Exploration and Evaluation Costs Written Off	29,121	220
Total expenses	32,287	2,635

NOTE 4 INCOME TAX EXPENSE

Loss before tax	(26,502)	2,499
Income tax (benefit) expense at 30%	(7,951)	750
Tax effect of:		
- Tax on foreign income due to different tax rate	374	444
- Allowable mining deductions	(82)	(245)
- Losses carried forward	8,701	162
- Share issue costs claimed	(107)	-
	935	1,111

NOTE 5 ISSUED CAPITAL

	31/12/2006 $'000	30/06/2006 $'000
Issued and paid up capital:		
Fully paid ordinary shares	141,477	141,477
	141,477	141,477

NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 December 2006 (continued)

NOTE 6 SEGMENT INFORMATION

2006 GEOGRAPHIC SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Segment revenue	4,478	1,307	-	-	5,785
Unallocated revenue	-	-	-	-	-
Consolidated					5,785
Earnings:					
Consolidated profit/(loss) before income tax expense	2,884	(403)	-	(28,983)	(26,502)
Segment result after tax	1,949	(403)	-	(28,983)	(27,437)

2005 GEOGRAPHIC SEGMENTS	PNG $AUD'000	AUSTRALIA $AUD'000	NEW ZEALAND $AUD'000	INDONESIA $AUD'000	TOTAL $AUD'000
Segment revenue	4,698	436	-	-	5,134
Unallocated revenue	-	-	-	-	-
Consolidated					5,134
Earnings:					
Consolidated profit/(loss) before income tax expense	2,712	(213)	-	-	2,499
Segment result after tax	1,601	(213)	-	-	1,388

NOTE 7 EVENTS SUBSEQUENT TO BALANCE DATE

There were no significant events subsequent to balance date.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Cue Energy Resources Limited, I state that:
In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position as at 31 December 2006 and the performance for the half-year ended on that date of the consolidated entity; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting", and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.

Richard Tweedie
Director

Dated at Melbourne this 27th day of February 2007

PKF

Chartered Accountants
& Business Advisors

INDEPENDENT AUDITOR'S REVIEW REPORT TO THE MEMBERS OF CUE ENERGY RESOURCES LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Cue Energy Resources Limited ("Cue Energy"), which comprises the consolidated balance sheet as at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the half-year ended on that date, a summary of significant accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity comprising Cue Energy and the entities it controlled at 31 December 2006 or from time to time during the half – year ended on that date.

Directors' Responsibility for the Half-Year Financial Report

The directors of Cue Energy are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of Cue Energy's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Cue Energy, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Cue Energy would be in the same terms if provided to the directors as at the time the auditor's review report was made.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Cue Energy is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

PKF

PKF
Chartered Accountants

M L Port
Partner

26 February 2007
Melbourne

END